SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2014, incorporated by reference herein:
Exhibit
99.1
Release dated February, 2014, entitled “PRODUCTION UPDATE: 4% RISE IN GOLD
PRODUCTION, 17% INCREASE IN OPERATING PROFIT”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 5, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
PRODUCTION UPDATE: 4% RISE IN GOLD PRODUCTION, 17% INCREASE IN OPERATING
PROFIT
DRDGOLD, in a production update released today, reported a quarter on quarter improvement in gold production of 4%, an increase in operating profit of 17% and a drop in all-in sustaining costs of 14%.
The increase in gold production was the result of a 9% increase in the average yield, which offset a
4% drop in throughput.
In the quarter under review, construction of the flotation/fine-grind (“FFG”) circuit at Ergo’s Brakpan
Plant was completed and full production through this circuit got under way in the third week of
January 2014.
DRDGOLD CEO Niël Pretorius said: “We are pleased that production was back up, but we would have preferred to have had the FFG circuit fully operational by the end of December 2013. That is what we told the market we were aiming for. Unfortunately, delays in getting the last of three thickeners up and running pushed final commissioning back by at least three weeks.”
For the half-year ended 31 December 2013 gold production was down 8% compared with the first six months of FY2013, the combined effect of a very solid second quarter in FY2013 and a poor first quarter in FY2014. Cash operating profit was down 62% on the back of the drop in production, a 14% rise in all-in sustaining unit costs and a 9% decline in the average gold price received.
DRDGOLD’s full operating and financial results for the quarter and six months ended 31 December
2013 will be released on Tuesday, 11 February 2014.
Roodepoort
5 February 2014
Sponsor
One Capital